SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_         ______

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from               to

Commission file number: 1-4850

          A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Computer Sciences Corporation 2100 East Grand Avenue El Segundo, California 90245

INDEPENDENT AUDITORS' REPORT

Employee Retirement Plan Committee
Computer Sciences Corporation
El Segundo, California:

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
May 31, 2002
Los Angeles, California

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001
	2001	2000
ASSETS
Investments (Notes 1, 2, 5, and 9):
Short-term investments	$ 161,908,607	$ 66,364,338
Long-term investments--at fair value:
CSC Stock Fund	366,929,066	386,597,437
Participant loans (Note 6)	24,201,753	24,577,090
Interest in registered investment companies
Mellon Enhanced Asset Fund	114,150,053	124,752,673
Mellon S&P 500 Stock Index Fund	261,662,033	270,445,105
Black Rock Core Bond Fund	42,525,446	18,223,100
Vanguard High Yield Bond Fund	8,657,195	5,005,183
Mellon Balanced 40/60 Fund	19,959,575	11,471,934
Mellon Balanced 60/40 Fund	38,766,590	28,904,001
Mellon Balanced 80/20 Fund	52,413,718	45,206,806
Mellon S&P 500 Select Fund	32,348,755	28,616,010
Mellon Market Completion Fund	40,593,717	37,175,248
Bernstein International Value Portfolio Fund	14,041,643	13,059,706
Frank Russell Active Equity Fund	126,149,670	148,413,346
Short Duration Bond Fund	142,624,191	138,763,071
Total investments	1,446,932,012	1,347,575,048

Receivables:
Accrued income	1,176,875	1,180,080
Unsettled trades	20,320,012	26,577,828
Other		97,197
Total Receivables	21,496,887	27,855,105
Total Assets	1,468,428,899	1,375,430,153

LIABILITIES
Accounts payable	473,813	468,258
Accrued expenses	412,358	882,295
Unsettled trade payables	15,266,460	24,983,296
Other	1,674,790	1,041,583
Total Liabilities	17,827,421	27,375,432
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,450,601,478 ============	$ 1,348,054,721 ============

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years Ended December 31
	2001	2000
ADDITIONS
Investment Loss:
Net depreciation in fair value of investments (Note 9)	$ (135,063,097)	$ (277,433,843)
Interest	12,646,251	12,719,599
Dividends	10,048,883	15,876,831
	(112,367,963)	(248,837,413)
Less investment management fees	(1,786,442)	(1,538,220)
	(114,154,405)	(250,375,633)
Contributions:
Employee	153,092,295	136,633,102
Employer	27,558,202	23,622,004
Employee rollovers	4,607,875	8,578,118
Transfers from other plans (Note 8)	135,149,630	50,642,435
	320,408,002	219,475,659
Total Additions (Reductions)	206,253,597	(30,899,974)

DEDUCTIONS
Distributions to participants (Notes 1 and 7)	103,706,840	136,518,191
Total Deductions	103,706,840	136,518,191
Net Increase (Decrease)	102,546,757	(167,418,165)

Net Assets Available for Benefits at Beginning of Year	1,348,054,721	1,515,472,886
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 1,450,601,478 ============	$ 1,348,054,721 ============

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
For the two years ended December 31, 2001

Note 1  Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan was adopted by the action of the Board of Directors of Computer Sciences Corporation (the "Company") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan ("the Prior Plan").

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the "Code"), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company reserves the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by The Bank of New York (the "Trustee"). At December 31, 2001 and 2000, the Plan's interest in the net assets of the CCT was approximately 61.8% and 60.7%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, AEDC Contractors' Retirement Plan-ACS, Computer Sciences Corporation Cash Balance Plan, CSC/Raytheon Retirement Plan, CSC/E-Systems Pension Plan, and the CSC Pension Equity Plan (the "Plans").

Eligibility and Participation

Any eligible employee who has satisfied the Plan's age and service requirements, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the employ of the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

There were approximately 37,150 and 32,207 participating employees at December 31, 2001 and 2000, respectively.

Employee and Company Contributions

Subject to certain limitations described below, an eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 15%) of such employee's monthly compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, up to a maximum amount of $10,500 for 2001 and 2000. Any compensation deferral in excess of $10,500 for 2001 and 2000, together with income allocable to that excess, will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.

In order to qualify for the special tax treatment accorded to plans by Section 401(k) of the Code, contributions on behalf of participants under the Plan must meet two nondiscrimination tests designed to prevent a disproportionate compensation deferral election by employees who are highly compensated in relation to other employees. The Committee may cause the percentage authorized by the highly compensated participants to be reduced if the Plan does not meet both of the nondiscrimination tests.

A participant is not permitted to make voluntary after-tax contributions to the Plan.

The Company will contribute and forward to the trust fund, together with a compensation deferral contribution equal to each participant's qualifying compensation deferral, an amount equal to 50% of the first 3% of the participant's compensation deferral, except for five groups of employees to whom under the terms of their contract agreements the Company will contribute amounts based on the following rates:

Group 1  - 50% of the first 4% of the participant's compensation deferral;
Group 2  - 100% of the first 7% of the participant's compensation deferral;
Group 3  - 100% of the first 5% of the participant's compensation deferral;
Group 4  - 100% of the first 10% of the participant's compensation deferral; and
Group 5  - 100% of the first 6% of the participant's compensation deferral.

Matching contributions will be invested in the Company Stock Fund, which invests in the common stock of Computer Sciences Corporation except for employees of CSC Credit Services, Inc., Mississippi Space Services, and Computer Sciences Raytheon whose matching contributions are not required to be invested in the Company Stock Fund, and may be invested in any available fund selected by the employee.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

A participant's interest in his or her Compensation Deferral Account, Retirement Account, After Tax Account, and Rollover Account is at all times fully vested in the participant or, when appropriate, in the participant's beneficiary or legal representative.

Each participant has a vested interest in the value of his or her Matching Contribution Account equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. Such forfeitures during 2001 and 2000 amounted to $1,149,369 and $1,580,819, respectively.

Distributable Amounts, Withdrawals and Refunds

A participant may become entitled to a distribution of his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, or dismissal. The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance. The total amounts distributed during 2001 and 2000, excluding hardship withdrawals, were $102,082,090 and $134,689,865, respectively.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. These withdrawals during 2001 and 2000 totaled $1,624,750 and $1,828,326, respectively.

In order for the Plan to meet the nondiscrimination tests, the Committee has caused the compensation deferral percentage for highly compensated employees to be reduced, which has also resulted in the return of excess compensation deferrals.

Note 2  Summary of Significant Accounting Policies

The accounting and reporting policies followed in preparation of the financial statements of the Plan of the Company conform with accounting principles generally accepted in the United States of America. The following is a summary of the significant policies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Assets of the Plan

The assets of the Plan are held in a trust with fourteen funds representing the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the trust.

Security Transactions

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In general, participants in the CSC Stock Fund receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks, fixed income securities and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term investments are stated at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Note 3  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code. When the requirements of Section 401(k) of the Code are satisfied, the following tax consequences result:

(i) A participant is not subject to federal income tax on Company contributions to the Plan or on income or realized gains in Plan Accounts attributable to the participant until a distribution from the Plan is made to him or her.

(ii) The participant is able to exclude from his or her income for federal income tax purposes, the amount of his or her compensation deferral contributions, subject to a maximum exclusion of $10,500 for the 2001 and the 2000 taxable years of the participant.

(iii) On distribution of a participant's vested interest in the Plan, the participant generally is subject to federal income taxation, except that: (1) tax on "net unrealized appreciation" on any Company stock distributed as a part of a "lump sum distribution" generally is deferred until the participant disposes of such stock, and (2) tax may be deferred to the extent the participant is eligible for and complies with certain rules permitting the "rollover" of a qualifying distribution to another retirement plan, or individual retirement account.

Note 4  Reconciliation of Financial Statements to Form 5500

	December 31,
	2001	2000
Net assets available for benefits per the financial statements	$1,450,601,478	$1,348,054,721
Amounts allocated to withdrawing participants	(7,047,846)	(5,794,888)
Net assets available for benefits per Form 5500	$1,443,553,632	$1,342,259,833

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2001	Year ended December 31, 2000

Benefits paid to participants per the financial statements	$ 103,706,840	$ 136,518,191
Add: Amounts allocated to withdrawing participants at end of year	7,047,846	5,794,888
Less: Amounts allocated to withdrawing participants at start of year	(5,794,888)	(13,001,753)
Benefits paid to participants per the Form 5500	$ 104,959,798 ==========	$ 129,311,326 ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001 but not paid as of that date.

Note 5  Investment Funds

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different Fund into which future compensation deferral contributions shall be invested as of the first day of any payroll period that coincides with or immediately follows the first day of any month once within a calendar quarter. In addition, a participant may elect to redesignate any amounts in his or her accounts as of the last business day of any month to be invested in a different Fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

Following are the investment funds available for participant contributions:

The Money Market Fund

The Money Market Fund is invested in institutional shares of the Vanguard Prime Money Market Fund. The Fund seeks the highest level of income consistent with maintaining stability of principal. The Fund measures its performance against the Lipper Institutional Money Market Funds Average benchmark. This benchmark consists of the average return for all money market funds included in Lipper Analytical Services' "Money Market Fund" category.

The Short Duration Bond Fund

The Short Duration Bond Fund seeks to modestly outperform the total return (income plus capital appreciation) of the Merrill Lynch 1-3 Year Index while limiting the risk of underperformance versus the index. The Merrill Lynch 1-3 Year Index represents U.S. Treasury issued securities with final maturities ranging from one to three years. The investment portfolio is actively managed to have a targeted duration close to the duration of the index. The portfolio consists of fixed income instruments which include: U.S. Treasury and agency securities, corporate bonds, mortgage-backed securities and asset-backed fixed income securities. All of the Fund's assets are rated single-A or better at the time of purchase and all securities were U.S. dollar denominated. The fund also includes a small investment in guaranteed investment contracts representing less than 0.2% of the total fund.

The Black Rock Core Bond Fund

The Core Bond Fund seeks to modestly outperform the total return (income plus capital appreciation) of the Lehman Aggregate Index while limiting the risk of underperformance versus the Index. The Lehman Brothers Aggregate Index primarily consists of U.S. Treasury, corporate, mortgage and asset-backed securities and attempts to replicate the total U.S. fixed income investment grade bond market.

The Vanguard High Yield Bond Fund

The High Yield Bond Fund is invested in Admiral Class shares of the Vanguard High-Yield Corporate Fund. The High Yield Corporate Fund seeks a high level of interest income and modest long-term growth of capital. The Fund measures its performance against the Lehman Brothers High Yield Bond Index benchmark. This Index covers the universe of fixed rate, publicly issued non-investment grade debt registered with the Securities and Exchange Commission.

The Mellon Balanced 40/60 Fund

The Fund's investment objective is to allocate assets to stock and bond index portfolios using fixed allocations. The targeted allocations are 40 percent stocks and 60 percent bonds. The portfolios seek to match the aggregate performance of the Wilshire 5000 Index and Lehman Brothers Aggregate Bond Index benchmarks using the targeted allocations. The portfolios may invest in individual securities and/or financial futures or options.

The Mellon Balanced 60/40 Fund

The Fund's investment objective is to allocate assets to stock and bond index portfolios using fixed allocations. The targeted allocations are 60 percent stocks and 40 percent bonds. The portfolios seek to match the aggregate performance of the Wilshire 5000 Index and Lehman Brothers Aggregate Bond Index benchmarks using the targeted allocations. The portfolios may invest in individual securities and/or financial futures or options.

The Mellon Balanced 80/20 Fund

The Fund's investment objective is to allocate assets to stock and bond index portfolios using fixed allocations. The targeted allocations are 80 percent stocks and 20 percent bonds. The portfolios seek to match the performance of the Wilshire 5000 Index and Lehman Brothers Aggregate Bond Index benchmarks using the targeted allocation. The portfolios may invest in individual securities and/or financial futures or options.

The Mellon Enhanced Asset Fund

The Fund actively allocates assets among stocks, bonds, and cash equivalents. A balanced benchmark is a static mix of 65 percent U.S. equities, 30 percent U.S. fixed income securities and 5 percent cash. The Fund is invested in Mellon Capital's Daily Liquidity Enhanced Asset Allocation Fund. The Fund uses relative valuations of the assets classes to decide whether to overweight or underweight asset classes relative to the balanced benchmark. It can invest in individual securities and/or futures and options.

The Frank Russell Active Equity Fund

The Fund's objective is to capture the long-term premium of equity returns while providing enhanced performance consistency. The Fund is diversified across a wide range of U.S. equity securities. The Active U.S. Equity Fund's benchmark is the Russell 1000 Index, which includes large and intermediate capitalization issues. The Fund was managed by Brinson Partners in the Brinson U.S. Equity Fund at the start of 2000. During the year the investment manager was changed to Frank Russell Trust Company. The Fund is invested in the Frank Russell Equity I Fund. It is subadvised by about a dozen managers.

The Mellon S&P 500 Stock Index Fund

The Fund seeks to match the performance of the S&P 500 Index, which is composed of common stocks that represent a large cross-section of the U.S. publicly traded stock market. This Fund provides exposure to large company stocks.

The Fund may invest in the individual securities that comprise the S&P 500 and/or unleveraged S&P 500 financial futures or options.

The Mellon S&P 500 Select Fund

The Fund's investment objective is to modestly outperform the S&P 500 Index while maintaining equivalent risk exposure. The Fund invests in a diversified portfolio of stocks that match the fundamental risk characteristics of the S&P 500 Index.

The Mellon Market Completion Fund

The Fund seeks to match the performance of the Wilshire 4500 Index. The Fund sets out to complement other equity funds, which are benchmarked to large capitalization increases, by offering a disciplined, structured, and cost-effective vehicle through which investors can gain diversified exposure to the market of small- and mid-size company stocks.

This Fund is designated the Completion Fund because the Wilshire 4500 Index, when combined with the large capitalized stock weighted S&P 500 Index, would equate to the entire market often measured by the Wilshire 5000 Index.

The Bernstein International Value Portfolio Fund

The International Equity Fund invests in established companies drawn from the major developed nations in Europe and the Far East, plus Australia and Canada.

The Fund seeks to: modestly outperform the major foreign stock markets, with carefully controlled volatility over full market cycles; ensure broad portfolio diversification; and manage currency risk.

Over time, research driven, value-oriented stock selection is expected to account for approximately 70 percent of the Fund's premium (over the benchmark), with country allocation and currency management each contributing 15 percent.

The CSC Stock Fund

The CSC Stock Fund invests in the common stock of Computer Sciences Corporation (CSC). The return of this fund is based on the performance of CSC common stock. The financial performance of the Company, growth factors in its industry, the U.S. and world economies, and the performance of the stock market in general as well as other factors will affect the performance of CSC stock.

Note 6  Participant Loans

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans bear interest at the prime rate quoted in the Wall Street Journal plus 1%, which is set on a quarterly basis. Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence. Loans are recorded at cost, which approximates fair value, on the Statement of Net Assets Available for Benefits.

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

Note 7  Benefits Payable

As of December 31, 2001 and 2000, net assets available for benefits included benefits of $7,047,846 and $5,794,888 respectively, due to participants who have withdrawn from participation in the Plan.

Note 8  Transfers from Other Plans

During the years ended December 31, 2001 and 2000, the Plan had several transfers from other plans. The asset value of these transfers were as follows in 2001: $125,268,996 from the Policy Management Systems Corporation 401(k) Retirement Savings Plan; $8,955,418 from the BAE Employees' Savings & Investment, Tracor, Inc. 401(k) Savings, and British Aerospace 401(k) Retirement Savings Plans; $890,104 from the Oxford Selective Savings Plan; and $35,112 from various other plans.

For 2000, the asset values of these transfers were as follows: $44,738,642 from the CSR Deferred Savings Plan, $1,802,958 from the Sundstrand Corporation Savings Plan, $917,776 from the AT&T Long Term Savings Plan, $899,779 from the Security First Savings Plan, $880,111 from the United Technologies Corp. Employee Savings Plan, $874,608 from the BHP Retirement Savings Plan, $872,181 from the DuPont Savings and Investment Plan, $587,981 from the General Dynamics Savings and Stock Investment Plan, $442,263 from the Kalchas Group 401(k) Plan, $371,599 from the Onward Technologies Inc. 401(k) Plan, and $1,248,021 from various other plans.

The Plan also had a transfer of $2,993,484 to another plan in 2000 as a result of a spin-off to the Republic National Bank Plan.

Note 9  Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2001	2000
Investments at Fair Value as Determined by Quoted Market Price
Cash	$ 771,012	$ 1,663,729
Short-term investment fund	31,776,435	25,767,826
Money market fund	147,720,071	52,066,070
Bonds and debentures	248,968,019	226,960,951
CSC Stock Fund	368,094,643	387,876,476
International portfolio fund	74,180,890	78,637,722
Investment in registered investment companies
Active Allocation Fund	114,150,053	124,752,673
Brinson Balanced Fund	18,446,859	47,094,954
Brinson Equity Fund	174,715,690	136,809,724
Mellon Capital Aggr. Bond Fund	20,066,387	20,495,304
Mellon Corporate Bond Fund	123,016,531	113,952,590
Mellon EB Enhanced Asset Allocation Fund	113,334	111,631
Mellon EB Stock Index Fund	23,220,592	26,083,391
Mellon Equity Fund	235,054,154	246,407,439
Mellon Equity Completion Fund	97,126,946	96,151,793
Mellon Government Bond Fund	1,008,764	925,195
Mellon Index Fund	136,632	151,988
Mellon S&P 500 Index Fund	261,662,033	270,445,105
Pacific Mutual Enhanced Bond Fund	37,783,455	34,743,189
Black Rock Core Bond Fund	44,600,697	20,244,981
Vanguard High Yield Bond Fund	8,657,195	5,005,183
Mellon Balanced 40/60 Fund	19,959,575	11,471,934
Mellon Balanced 60/40 Fund	38,766,590	28,904,001
Mellon Balanced 80/20 Fund	52,413,718	45,206,806
Mellon S&P 500 Select Fund	32,348,755	28,616,010

Table of CCT investments, continued

	December 31,
	2001	2002

Frank Russell Active Equity Fund	$ 27,245,652	$ 149,682,268
	2,302,004,682	2,180,228,933
Investment at Estimated Fair Value
Greewax Terker Hedge fund	14,165,469	13,606,575
Guaranteed investment contracts	211,992
	14,377,461	13,606,575
Investment at Cost, With Approximates Fair Value
Employee loans	24,239,304	24,612,171
Total Common/Collective Trust	$2,340,621,447 ===========	$2,218,447,679 ===========
Plan's Interest in the Common/Collective Trust	$1,446,932,012 ===========	$1,347,575,048 ===========

The investment loss of the CCT is summarized as follows:

	Year Ended December 31,
	2001	2000

Bonds and debentures	$ 4,924,608	$ 7,406,108
CSC Stock Fund	(59,424,873)	(210,842,008)
International portfolio fund	(10,670,885)	(5,349,962)
Active Allocation Fund	(8,719,155)	(1,069,516)
Brinson Balanced Fund	365,788	1,120,086
Brinson Equity Fund	5,812,131	11,728,034
Mellon Capital Aggr. Bond Fund	418,623	893,391
Mellon Corporate Bond Fund	3,672,373	2,436,395
Mellon EB Enhanced Asset Allocation Fund	(8,058)	399,659
Mellon EB Stock Index Fund	(3,192,318)	(2,866,895)
Mellon Equity Fund	(33,622,902)	(37,143,023)
Mellon Equity Completion Fund	(9,200,978)	(16,553,910)
Mellon Government Bond Fund	23,420	34,663
Mellon Index Fund	(20,131)	(22,023)
Mellon S&P 500 Index Fund	(35,624,927)	(30,029,380)
Pacific Mutual Enhanced Bond Fund	3,040,266	4,093,726
Black Rock Core Bond Fund	262,365	755,164
Vanguard High Yield Bond Fund	(440,694)	(431,210)
Mellon Balanced 40/60 Fund	70,786	20,627
Mellon Balanced 60/40 Fund	(1,096,540)	(976,703)
Mellon Balanced 80/20 Fund	(3,670,567)	(3,451,891)
Mellon S&P 500 Select Fund	(3,246,340)	(2,469,939)
Frank Russell Active Equity Fund	(20,799,631)	(24,929,146)
Geewax Terker Hedge fund	58,709	27,567
Net depreciation in fair value of investments	(171,088,930)	(307,220,186)
Dividends	48,455,275	46,592,239
Interest	3,865,495	18,616,881
Common/Collective Trust Loss	$ (118,768,160) ===========	$ (242,011,066) ============
Plan's Interest in the Common/Collective Trust Loss	$ (112,367,963) ===========	$ (248,837,413) ===========

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation MATCHED ASSET PLAN
Date: June 26, 2002	By: /s/ LEON J. LEVEL Leon J. Level Chairman, Computer Sciences Corporation Retirement Plans Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-58526 of Computer Sciences Corporation on Form S-8 of our report dated May 31, 2002, appearing in this Annual Report on Form 11-K of the Computer Sciences Matched Asset Plan for the year ended December 31, 2001.

/s/Deloitte & Touche LLP
Los Angeles, California
June 25, 2002

2001
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	The Vanguard Group	STIF - Vanguard Money Market Fund			$ 147,720,071	$ 147,720,071
*	The Bank of New York	STIF - Collective Short Term Invest Fdnon-Discretionary			14,188,535	14,188,535
	Mellon Capital Management Corp.	STIF - Mellon Temporary Investment Fund			1	1
		Short-term investments sub-total			161,908,607	161,908,607

*	Computer Sciences Corp.	Common Stocks			462,477,957	366,929,066
*	Computer Sciences Corp.	Loan to Participants (5.33% - 11.54%)			24,201,753	24,201,753

	Sanford C. Bernstein & Co., Inc.	Mutual Fund - Berstein Internationsl Value Portfolio II			17,728,908	14,041,643
	Black Rock Financial Management, Inc.	Mutual Fund - Blackrock Funds Core Bond Fd.			42,175,115	42,525,446
	Frank Russell Trust Company	Mutual Fund - Frank Russell Equity #1 Fund			158,258,540	126,149,670
	The Vanguard Group	Mutual Fund - Vanguard High Yield Corp Bond Fund			9,593,885	8,657,195
	Mellon Capital Management Corp.	Mutual Fund - Daily Liquidity Stock Index Fund
		Mellon S&P 500 Stock Index Fund			358,963,741	261,662,033
		Mellon Balanced 40/60 Fund			6,783,569	6,262,129
		Mellon Balanced 60/40 Fund			20,226,142	18,235,697
		Mellon Balanced 80/20 Fund			37,297,991	32,903,068
	Mellon Capital Management Corp.	Mutual Fund - Mellon EB Daily Liq. Active Index Plus Fund			35,885,510	32,348,755
	Mellon Capital Management Corp.	Mutual Fund - Mellon EB Daily Liquidity Enhanced asset Allocation Fd 010-663			121,834,978	114,150,053
	Mellon Capital Management Corp.	Mutual Fund - Mellon EB Daily Liquidity Aggregate Bond Index Fd
		Mellon Balanced 40/60 Fund			11,155,085	11,998,018
		Mellon Balanced 60/40 Fund			14,242,774	15,534,149
		Mellon Balanced 80/20 Fund			9,663,020	10,550,720
	Mellon Capital Management Corp.	Mutual Fund - Mellon EB Daily Market Completion Fund
		Mellon Balanced 40/60 Fund			1,717,121	1,699,428
		Mellon Balanced 60/40 Fund			5,136,898	4,996,744
		Mellon Balanced 80/20 Fund			9,596,498	8,959,930
		Mellon Market Completion Fund			46,986,543	40,593,717
		Mutual funds sub-total			907,246,318	751,268,395

	Chase Manhattan Auto Owner Tr2000-A Asset Bkd Nt Cl A-4	Automobile Loan Receivables	06/15/07	6.26%	950,625	942,241
	Chevy Chase Auto Receivables Tr	Automobile Loan Receivables	03/20/04	6.20%	83,763	83,923
	Daimlerchrysler Auto Tr2000-B Asset Backed Nt Cl A-4	Automobile Loan Receivables	06/08/05	7.63%	964,969	958,829
	Daimlerchrysler Auto Tr2000-D Asset Backed Nt Cl A-3	Automobile Loan Receivables	01/08/05	6.66%	2,086,875	2,073,436
	Daimlerchrysler Auto Tr2000-D Asset Backed Nt Cl A-4	Automobile Loan Receivables	03/08/06	6.70%	1,955,263	1,973,643
	Daimlerchrysler Auto Tr2000-E Asset Bkd Nt Cl A-3	Automobile Loan Receivables	11/08/04	6.11%	1,041,719	1,036,495
	First Sec Auto Owner Tr2000-1 Asset Backed Nt Cl A-30.000%07/15/2004	Automobile Loan Receivables	07/15/04	7.30%	820,055	840,064
	Ford Cr Auto Owner Tr2001-C Asset Bkd Nt Cl A-4	Automobile Loan Receivables	02/15/05	4.83%	1,996,406	1,992,583
	Ford Cr Auto Owner Tr2001-D Asset Bkd Nt Cl A-3	Automobile Loan Receivables	06/15/05	4.31%	1,876,305	1,876,841
	Mellon Auto Grantor Trser 2000-1 Ctf Cl A0.000%10/16/2006	Automobile Loan Receivables	10/15/06	7.18%	1,006,238	1,048,154
	Mellon Auto Grantor Trser 2000-2 Ctf Cl A	Automobile Loan Receivables	07/15/07	6.39%	1,543,129	1,582,473
	Nissan Auto Receivables 2001-Bowner Trasset Bkd Nt Cl A-4	Automobile Loan Receivables	10/15/06	5.35%	1,424,962	1,469,626
	Nissan Auto Receivables 2001-Cowner Trasset Backed Nt Cl A-3	Automobile Loan Receivables	05/16/05	4.31%	1,421,875	1,419,556
	Nissan Auto Receivables 2001-Cowner Trser 2001-C Cl A4	Automobile Loan Receivables	02/15/07	4.80%	1,824,809	1,847,257
	Usaa Auto Owner Tr2001-2 Asset Bkd Nt Cl A-3	Automobile Loan Receivables	02/15/06	3.20%	1,499,869	1,489,384
	Keycorp M/T/N	Bank Corporate Bonds	02/03/03	7.30%	660,019	670,918
	Discover Card Master Tr I	Credit Card Receivables	11/16/06	5.30%	1,609,760	1,595,052
	Discover Card Master Tr Idiscover Card Master Tr I1998-7 Cr Card Passthru Ctf Cla	Credit Card Receivables	05/16/06	5.60%	1,304,199	1,295,265
	Sears Cr Account Master Tr Iiser 2000-1 Tr Ctf Cl A	Credit Card Receivables	11/15/07	7.25%	1,167,719	1,160,275
	Internatl Bk For Re Dev6.0152	Industrial Corporate Bonds	06/21/04	6.01%	532,140	553,219
	Tyco Intl Grp Sa	Industrial Corporate Bonds	06/15/05	6.38%	395,501	386,314
	Viacom Inc	Industrial Corporate Bonds	06/01/05	7.75%	82,613	80,870
	Westinghouse Elec Corp Nt	Industrial Corporate Bonds	09/01/03	6.88%	505,015	525,025
	Copelco Cap Fdg Llc1999-B Lease Bkd Nt Cl A-3	Miscellaneous Asset Backed	12/18/02	6.61%	347,667	352,969
	IFC SBAP 97-1A V/R	Miscellaneous Asset Backed	01/15/24		856,047	854,720
	Missouri Higher Ed Ln Auth Student Lnrevt-Bill Fltg Rate Nts-Ptaxable Call	Miscellaneous Asset Backed	07/25/08		984,962	987,153
	Ryder Veh Lease Tr1999-A Asset Bkd Sr Ntcl A-3	Miscellaneous Asset Backed	04/15/04	6.68%	1,090,739	1,102,219
	TMS SBA Ln Tr V/R1997-1A	Miscellaneous Asset Backed	01/15/25	2.79%	672,051	669,492
	TMS SBA Ln Tr1996-2 Sba Ln Bkd Ctf Cl A Adja-Var Rate122096	Miscellaneous Asset Backed	04/15/24	2.78%	701,025	689,855
	TMS SBA Ln Tr1997-1 Sba Ln Bkd Ctf Cl Badj Rate	Miscellaneous Asset Backed	01/15/25	3.33%	448,054	449,317
	Asset Backed Secs Corpbank One Mtg Passthru 2000-2Cl 4A	Mortgage Pass-Through Certificate	03/15/30	6.67%	783,405	810,272
	Chase Coml Mtg Secs Corp1999-2 Coml Mtg Passthru Ctfcl A-1	Mortgage Pass-Through Certificate	01/15/32	7.03%	473,901	484,613
	Conseco Fin Securitizationscorp2000-1 Mfd Hsg Sr/Sub Passthrucl A-3	Mortgage Pass-Through Certificate	05/01/31	7.30%	1,552,734	1,548,918
	CWMBS Inc Pass Thru Ctfschl Mtg Passthru Ctf 2001-Hyb1	Mortgage Pass-Through Certificate	06/19/31	5.30%	908,788	898,236
	Deutsche Mortgage & Asset Receivingabs/Ser 1998-C1 Cl A-1	Mortgage Pass-Through Certificate	09/15/07	6.22%	422,919	447,131
	First Rep Mtg Ln Tr V/Rcmo/Ser 2000 Cl-A2	Mortgage Pass-Through Certificate	06/25/30	5.18%	760,705	740,657
	Green Tree Finl Corpser 1995-9 Cl A5	Mortgage Pass-Through Certificate	01/15/26		868,188	907,569
	Sequoia Mtg Tr 2Coll Mtg Bond Cl A-1	Mortgage Pass-Through Certificate	10/25/24	4.17%	1,003,906	1,005,347
	Structured Asset Mtg Invts Inccmo/Ser 1998-9 Cl-2A2	Mortgage Pass-Through Certificate	11/25/13	6.13%	1,074,247	1,180,295
	TMS Home Equity Trust asset Backed Ctf Ser 1995-B Cla-6-Fixed Rt092595	Mortgage Pass-Through Certificate	01/15/26	7.50%	858,595	897,912
	Union Planters Mtg Fin Corpser 1999-1 Mtg Passthru Ctf Cla-1	Mortgage Pass-Through Certificate	04/01/29	6.25%	664,774	671,254
	Washington Mut Mtg Secs Corp2001-9 Mtg Passthru Ctf Cl 1A1Rate	Mortgage Pass-Through Certificate	04/25/28	6.76%	997,842	1,017,056
	European Invt Bank 5.625 24Jan	Other Financial Corporate Bonds	01/24/06	5.63%	821,560	824,480
	Ford Mtr Cr Co	Other Financial Corporate Bonds	03/15/05	7.50%	949,518	931,626
	Ford Mtr Cr Co	Other Financial Corporate Bonds	02/01/06	6.88%	1,114,826	1,081,555
	General Motors Accept Corp	Other Financial Corporate Bonds	06/17/04	6.85%	809,185	808,325
	General Mtrs Accep Corp	Other Financial Corporate Bonds	01/15/06	6.75%	666,907	660,706
	General Mtrs Accep Corpgeneral Mtrs Accep Corpnt Dtd 06/16/2000For Issue Dtd 03/15/1996 See	Other Financial Corporate Bonds	06/15/04	7.63%	370,962	371,273
	Lehman Bros Inc	Other Financial Corporate Bonds	04/15/03	7.25%	468,495	471,803
	Metropolitan Life In Co Surplus Nt Restr	Other Financial Corporate Bonds	11/01/03	6.30%	1,015,030	1,092,872
	AT&T Corpusd Sr Nt	Telephone Corporate Bonds	11/15/06	6.50%	979,853	996,278
	Worldcom Inc Ga	Telephone Corporate Bonds	04/01/04	7.55%	749,831	762,093
		Corporate bonds sub-total			50,170,544	50,617,439

	Federal Home Ln Mtg Corpmulticlass Mtg Partn Ctfs Gtd1385-H-Fixed Rt082492	Collateralized Mortgage Obligations	08/15/07	6.50%	1,169,421	1,182,161
	Fed'l Home Loan Mtge Corp Grp # 775626	Gov't Assets and Mortgage Backed	09/01/23	6.81%	1,020,526	1,041,351
	Fed'l Home Loan Mtge Corp Grp # E65216	Gov't Assets and Mortgage Backed	07/01/10	6.00%	1,574,182	1,572,629
	Fed'l Home Loan Mtge Corp Grp # E65283	Gov't Assets and Mortgage Backed	06/01/09	6.00%	688,386	687,786
	Fed'l Home Loan Mtge Corp Grp # 390299	Gov't Assets and Mortgage Backed	05/01/21	4.07%	1,537,656	1,589,630
	Fed'l Home Loan Mtge Corp Grp # E00247	Gov't Assets and Mortgage Backed	10/01/08	5.50%	1,187,965	1,191,879
	Fed'l Home Loan Mtge Corp Grp # E00564	Gov't Assets and Mortgage Backed	07/01/13	5.50%	1,297,232	1,289,285
	Fed'l Home Loan Mtge Corp Grp # E00565	Gov't Assets and Mortgage Backed	08/01/13	6.00%	1,469,524	1,467,705
	Fed'l Home Loan Mtge Corp Grp # E00669	Gov't Assets and Mortgage Backed	05/01/14	6.00%	1,659,262	1,643,459
	Fed'l Home Loan Mtge Corp Grp # E20193	Gov't Assets and Mortgage Backed	09/01/10	6.50%	258,076	260,146
	Fed'l Home Loan Mtge Corp Grp # E71201	Gov't Assets and Mortgage Backed	07/01/13	5.50%	178,010	176,920
	Fed'l Home Loan Mtge Corp Grp # G11216	Gov't Assets and Mortgage Backed	05/01/09	6.50%	1,450,313	1,435,868
	Federal Nat'l Mtge Assn Pool # 165	Gov't Assets and Mortgage Backed	05/01/09	7.50%	928,209	935,213
	Federal Nat'l Mtge Assn Pool # 6895	Gov't Assets and Mortgage Backed	02/01/09	8.50%	814,996	847,794
	Federal Nat'l Mtge Assn Pool # 44175	Gov't Assets and Mortgage Backed	11/01/03	6.00%	147,226	148,932
	Federal Nat'l Mtge Assn Pool # 57375	Gov't Assets and Mortgage Backed	04/01/09	7.25%	432,655	435,237
	Federal Nat'l Mtge Assn Pool # 86643	Gov't Assets and Mortgage Backed	06/01/29	5.21%	18,526	19,006
	Federal Nat'l Mtge Assn Pool # 251904	Gov't Assets and Mortgage Backed	08/01/08	6.00%	747,492	775,682
	Federal Nat'l Mtge Assn Pool # 252317	Gov't Assets and Mortgage Backed	02/01/09	5.50%	1,163,116	1,185,052
	Federal Nat'l Mtge Assn Pool # 303567	Gov't Assets and Mortgage Backed	07/01/09	5.50%	1,118,266	1,127,215
	Federal Nat'l Mtge Assn Pool # 313179	Gov't Assets and Mortgage Backed	09/01/11	6.00%	3,036,499	3,010,627
	Federal Nat'l Mtge Assn Pool # 313829	Gov't Assets and Mortgage Backed	01/01/11	6.50%	1,207,802	1,282,527
	Federal Nat'l Mtge Assn Pool # 323395	Gov't Assets and Mortgage Backed	05/01/13	6.00%	806,677	804,304
	Federal Nat'l Mtge Assn Pool # 323952	Gov't Assets and Mortgage Backed	07/01/09	6.00%	1,784,460	1,866,370
	Federal Nat'l Mtge Assn Pool # 535633	Gov't Assets and Mortgage Backed	12/01/14	5.50%	1,281,001	1,266,429
	Federal Nat'l Mtge Assn Pool # 537950	Gov't Assets and Mortgage Backed	02/01/24	6.39%	1,572,610	1,561,306
	Federal Nat'l Mtge Assn Pool # 542141	Gov't Assets and Mortgage Backed	08/01/22	6.43%	749,279	742,187
	Federal Nat'l Mtge Assn Pool # 545142	Gov't Assets and Mortgage Backed	11/01/10	6.00%	1,808,818	1,808,115
	Federal Nat'l Mtge Assn Pool # 547289	Gov't Assets and Mortgage Backed	01/01/26	6.32%	1,034,314	1,025,452
	Federal Nat'l Mtge Assn Pool # 0323331	Gov't Assets and Mortgage Backed	11/01/08	6.50%	1,537,665	1,563,693
	Gov't Nat'l Mgt Assn Pool# 412330	Gov't Assets and Mortgage Backed	09/15/12	7.00%	383,445	397,458
	Gov't Nat'l Mtge Assn Pool # 326849	Gov't Assets and Mortgage Backed	12/15/07	7.00%	16,870	17,478
	Gov't Nat'l Mtge Assn Pool # 331394	Gov't Assets and Mortgage Backed	12/15/07	7.00%	262,377	271,837
	Gov't Nat'l Mtge Assn Pool # 335037	Gov't Assets and Mortgage Backed	10/15/07	7.00%	48,567	50,318
	Gov't Nat'l Mtge Assn Pool # 335606	Gov't Assets and Mortgage Backed	12/15/07	7.00%	282,429	293,107
	Gov't Nat'l Mtge Assn Pool # 345352	Gov't Assets and Mortgage Backed	09/15/08	7.00%	146,442	151,676
	Gov't Nat'l Mtge Assn Pool # 346815	Gov't Assets and Mortgage Backed	10/15/08	7.00%	313,495	325,684
	Gov't Nat'l Mtge Assn Pool # 359290	Gov't Assets and Mortgage Backed	09/15/08	7.00%	206,204	214,224
	Gov't Nat'l Mtge Assn Pool # 363744	Gov't Assets and Mortgage Backed	09/15/08	7.00%	305,853	318,408
	Gov't Nat'l Mtge Assn Pool # 368788	Gov't Assets and Mortgage Backed	10/15/08	7.00%	42,562	44,218
	Gov't Nat'l Mtge Assn Pool # 780487	Gov't Assets and Mortgage Backed	04/15/06	7.25%	322,385	325,260
	Gov't Nat'l Mtge Assn Pool # 780985	Gov't Assets and Mortgage Backed	12/15/08	6.00%	685,761	720,036
	Gov't Nat'l Mtge Assn Pool # 781170	Gov't Assets and Mortgage Backed	10/15/09	7.00%	887,140	931,273
	Gov't Nat'l Mtge Assn Pool # 781284	Gov't Assets and Mortgage Backed	02/15/11	6.00%	923,017	925,954
	Gov't Natl Mtg Assn Ii Pool # 80093	Gov't Assets and Mortgage Backed	07/20/27	6.75%	192,057	197,623
	Federal Home Ln Mtg Corp	Government Agencies	07/15/05	7.00%	1,838,324	1,847,156
	Federal Natl Mtg Assnfederal Natl Mtg Assnpreassign 00030Issues Dated 4/1/1996 & After	Government Agencies	07/15/05	7.00%	3,457,625	3,482,000
	U S Treasury Bondssca 05/15/02	Government Bonds	11/15/08	8.75%	2,987,959	2,990,489
	United States Treas Nts	Government Bonds	11/15/04	5.88%	32,553,737	32,688,906
	United States Treas Nts	Government Bonds	05/15/05	6.75%	315,556	315,284
	United States Treas Nts	Government Bonds	11/15/05	5.75%	1,219,704	1,220,331
		Government bonds sub-total			81,071,673	81,672,680

	Amresco Independence Fdg Inc1999-1 Sba Ln Bkd Ctf Adj Rate144A Cl A	Private Placements	06/15/26		1,279,790	1,280,868
	Avon Energy Partners Hldgs	Private Placements	12/11/02	6.73%	52,342	56,246
	Bayview Finl Acquisition Tr 144A	Private Placements	05/25/29	7.01%	832,423	844,964
	Business Ln Ctr Inc V/R Restrsba/Abs 1998-1 Cl A Partn 144A	Private Placements	01/15/25		1,046,135	1,049,324
	Captec Franchise Tr 144Aasset Bkd Ser 1999-1 Cl A-1	Private Placements	05/25/05	6.50%	1,096,679	1,104,677
	FMAC Ln Receivables Tr	Private Placements	11/15/04	5.99%	659,737	652,663
	GS Mtg Secs Corpser 2000-1 Mtg Passthru Ctf A144A	Private Placements	03/20/23	8.50%	975,024	974,501
	PBG Equip Tr 144Areceivable Bkd Nt Cl A	Private Placements	01/20/12	6.27%	1,183,243	1,231,101
	Prudential Ins Co Amer Cap Nt 144A	Private Placements	04/15/03	6.88%	617,778	622,380
	Ryder Veh Lease Tr	Private Placements	09/15/08	6.10%	333,944	336,955
	European Invt Bank	Other Government Fixed Income	02/03/05	5.63%	1,954,701	1,968,401
		Other bonds sub-total			10,031,796	10,122,080

	New England Mutual Life	GIC - GIGA-6258-3A	12/31/01	7.35%	19	19
	New England Mutual Life	GIC - GIGA-6258-4A	12/31/02	6.75%	15,999	15,999
	New England Mutual Life	GIC - GIGA-6258-6A	12/31/04	7.00%	40,623	40,623
	New England Mutual Life	GIC - GIGA-6258-7A	12/31/05	6.75%	155,350	155,350
		Guaranteed investment contracts sub-total			211,992	211,992
		Short Duration Bond Fund sub-total			141,486,005	142,624,191
Total Assets Held for Investment Purposes					$1,697,320,640 ===========	$1,446,932,012 ===========

* represents party in interest